Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

Immediate supplementary report - Certification of class action against Bezeq International

Further to the Company's report of January 25, 2015 and the description in Section 4.13.1(b) of Chapter A (Description of the Corporation's Business) of the Company's periodic report for 2017 regarding a claim and a class action certification motion, in the amount of approximately NIS 65 million (plus NIS 1,000 for each of the class members), which was filed against the subsidiary, Bezeq International Ltd. ("Bezeq International") and concerns the "Moreshet" paid content filtering services provided by Bezeq International to its orthodox and traditional customers, which allegedly does not protect the users from offensive content, and also pertains to customers who purchased content filtering services when they were not offered the basic filtering service, which is provided at no additional cost, notification is hereby provided that on April 10, 2018, the Company was notified by Bezeq International that earlier that day the court had partially certified the claim as a class action (the part pertaining to additional compensation in the amount of NIS 1,000 for each of the students of the schools which use the site filtering software was removed). In addition, Bezeq International's service provider was removed from the proceeding.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.